Exhibit 2

V I N T A G E   C A P I T A L   M A N A G E M E N T ,   L L C

4705 S. Apopka Vineland Road, Suite 210 | Orlando, FL 32819

February 7, 2014

Aaron’s, Inc.

309 East Paces Ferry Road, N.E.

Atlanta, GA 30305-2377

Attn: Ronald W. Allen, Chairman, President and Chief Executive Officer

Dear Members of the Board of Directors of Aaron’s, Inc.:

Vintage Capital Management LLC and its affiliates (“Vintage”) own approximately 10% of the common stock of Aaron’s, Inc. (“Aaron’s”), making Vintage one of Aaron’s largest stockholders. Vintage and its principals have an 18-year relationship with Aaron’s and significant experience in the Rent-to-Own industry, including several years as Aaron’s second largest franchisee. Through its affiliates, Vintage is also the majority owner of Buddy’s Home Furnishings, a Rent-to-Own business operating primarily in the Southeast.

As you know, on three separate occasions since 2011, Vintage privately submitted bona fide offers to acquire 100% of the outstanding common stock of Aaron’s at significant premiums to the then-current market prices. Each of our offers was summarily ignored by the Board of Directors at the expense of your unknowing stockholders. During this time, Aaron’s stock has performed poorly while general stock market indices have appreciated significantly. On Wednesday, February 5, 2014, during a discussion with Ron Allen, Aaron’s Chairman, President and Chief Executive Officer, we reiterated our continuing interest in acquiring Aaron’s. In addition, we discussed with Mr. Allen our strong belief that Aaron’s is at a crossroads that will culminate with a sale of the company.

Today, Vintage again proposes to acquire Aaron’s in an all-cash transaction at $30.50 per share. We believe that our proposal is compelling and in the best interest of all Aarons’ stakeholders, including its stockholders, employees and franchisees. Vintage is willing to sign an appropriate confidentiality agreement in order to conduct due diligence, but we do not believe that it would be in any party’s interest, particularly that of Aaron’s stockholders, for Vintage to agree to any “standstill” restrictions. We are confident that once the Board of Directors creates an independent committee to fully and fairly analyze our offer with the help of its professional advisors, the Board of Directors will agree with our assessment about the attractiveness of our proposal. We stand ready to participate in any legitimate value maximizing process that the Board of Directors commences, and we are also willing to explore appropriate mechanisms in any definitive agreement to ensure that the Board of Directors feels confident that it has fulfilled its fiduciary duties to Aaron’s stockholders.

Given Vintage’s substantial familiarity with Aaron’s specifically and the Rent-to-Own business generally, we believe that we are uniquely positioned to consummate this transaction on an accelerated basis and deliver substantial and certain value to Aaron’s stockholders. We are eager to move ahead expeditiously. We are prepared to meet immediately with you and your advisors—or with a special committee of the Board of Directors and its advisors—to answer any questions about our proposal.

As a substantial stockholder, we were pleased to see Aaron’s recent announcement that management is completely focused on “better execution of its core business.” We agree with this strategy and believe that the best way to preserve value for stockholders is to limit negative same stores sales and shrinking profit margins in Aaron’s core Sales and Lease Ownership business. Aaron’s has a well-documented 58-year history of prudent capital allocation, and we strongly caution the Board of Directors to resist any temptation to deviate from this strategy while our offer is under consideration.

VINTAGE CAPITAL MANAGEMENT, LLC

Nothing in this letter is intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed. As a result of our substantial stock ownership in Aaron’s, applicable securities rules require us to make the existence and contents of this letter public.

Vintage is eager to support our friends and former colleagues wearing Aaron’s jerseys. We care deeply about this great jewel of Georgia and want to see Aaron’s customers and stakeholders better served. Thank you for your consideration, and we look forward to working together to bring Aaron’s forward to its next phase of growth.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management LLC

VINTAGE CAPITAL MANAGEMENT, LLC	2